Exhibit 99.1

Westport Announces Co-Marketing Agreement with ENN Group, A Global Clean Energy Provider and One of China's Largest Private Companies

VANCOUVER, Feb. 28, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), the global leader in natural gas engines, today announced an agreement with leading global clean energy provider ENN Group aimed at the proliferation of natural gas and liquefied natural gas (LNG) transportation solutions and fuel for on-road, off-road, rail and marine applications. ENN is one of China's largest private companies with more than 30,000 employees. Highlights of the agreement include:

•	Global cooperation - the agreement covers the US, Canada, China/Asia, Europe, Australia and Africa
•	Multiple transportation platforms - Westport and ENN look to partner for opportunities across trucks, rail, marine and mining applications
•	Mutual acknowledgement of long-term commitment to LNG infrastructure - ENN is expecting to engage in building liquefaction plants in North America and fuel stations
•	ENN to guarantee long term fuelling solutions and agreements for its customers
•	Westport to facilitate collaboration between our OEM partners and ENN and provide proposals to ENN and its fleet customers
•	Fleet optimization - ENN will look at operating its truck fleet on LNG as a way to optimize fuel cost savings and reduce harmful emissions

ENN is active across a wide range of energy services, including municipal and home energy services, and has been aggressively building out its LNG fueling business in China, with more than 238 natural gas stations in 59 cities, and plans to develop LNG liquefaction plants and LNG stations in North America. By leveraging the world-leading expertise in natural gas vehicle technology and fuelling infrastructure of each partner, this agreement is expected to accelerate the adoption of natural gas transportation.

"ENN has been aggressively increasing the capacity for natural gas transportation across the spectrum of vehicles, and with this agreement, we will work strategically to increase the number of vehicles, fleets, and infrastructure for passenger vehicles, trucks, marine, rail and mining industries," said David Demers, CEO of Westport. "They are an extremely innovative and entrepreneurial company so we can expect a rapid response to demands in existing markets."

Photos from Agreement Signing:
http://www.westport.com/news/2013/westport-announces-co-marketing-agreement-with-enn-group

About ENN Group
Since its founding in 1989, ENN Group's mission has been to create innovative ways of producing and using cleaner energy. ENN's vision is to provide solutions worldwide and become a globally respected clean-energy company.The Company's innovations in clean energy conversion from coal and the ubiquitous energy network that combine energy conservation, emission reductions and renewable energy, allow ENN to more efficiently utilize traditional energy sources. ENN's cleaner energy solutions provide clients with innovative ways of meeting emission targets that can both cut costs and protect the environment. Following a vertically integrated business model, ENN has found synergies that have allowed it to expand into energy distribution, intelligent energy, energy chemicals and solar energy.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail. Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the future construction of liquefaction and fuel stations, operation of ENN's truck fleet on LNG and the results of the co-marketing agreement.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing of execution of agreements with distributors and other counterparties, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport Innovations Inc.
Phone: 604-718-2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 28-FEB-13